Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

Direct Dial	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 20, 2017
Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549
Re:	Ship Finance International Limited Form 20-F for the Fiscal Year Ended December 31, 2016 Filed April 13, 2017 File No. 001-32199

Dear Ms. Raminpour:
On behalf of Ship Finance International Limited, (the "Company"), we submit this response to your letter dated September 12, 2017, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2016. The Company's responses, together with the Staff's comments, are set forth below.
The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Each response is prefaced by the text of the Staff's corresponding comment in bold text.

Risk Factors
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares, page 6
1. You state that from time to time on charterers' instruction, your vessels may call and have called on ports located in Sudan and Syria, countries which are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, charterers, or other direct or indirect arrangements since your letter to us dated June 24, 2014. You should describe any goods, services or fees you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.
The Company currently employs its fleet of 11 crude oil tankers, 22 drybulk carriers, 22 container vessels (including two chartered-in 19,200 TEU vessels), two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers, and two oil product tankers as follows:
•
Nine crude oil tanker vessels under time charter contracts to Frontline Shipping Limited ("Frontline Shipping"), a wholly owned subsidiary of Frontline Ltd. (NYSE: FRO), which in turn charter the Company's vessels to third parties. The remaining two crude oil tanker vessels are employed in the spot market;

•	Eight drybulk carriers under time charters to Golden Ocean Group Limited ("Golden Ocean") or its affiliates and 14 drybulk carriers under time or voyage charters to unrelated third parties;
•
12 container vessels under bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated third party, two bareboat charters to unrelated third parties and the remaining eight container vessels under time charters to unrelated third parties;

•	Two car carriers under time charters to Hyundai Glovis Co. Ltd., an unrelated third party;
•
Two ultra-deepwater drilling units under bareboat charters to fully guaranteed subsidiaries of Seadrill Limited (NYSE: SDRL) and one jack-up drilling rig under a bareboat charter to a subsidiary of North Atlantic Drilling Ltd., fully guaranteed by Seadrill Limited. The remaining jack-up drilling rig is under a bareboat charter to an unrelated third party;

•	Five offshore support vessels under bareboat charters to a wholly owned subsidiary of Solstad Farstad ASA, following the merger of Solstad ASA, Farstad ASA and Deep Sea Supply Plc, a related party;
•	Two chemical tankers under bareboat charters to an unrelated third party; and
•	Two product tankers under time charters to an unrelated third party.
Under the terms of these time charters, spot market trading and bareboat charters, and consistent with shipping industry practice, the charterer of each vessel or drilling unit pays the Company a daily charter rate and the charterer directs, in the case of a vessel, such vessel's route, loading and discharge ports, the cargoes carried and in the case of a drilling unit, such unit's operation.

While the Company does not control the routes or ports of call made by any of its vessels or the location of its drilling unit's operation, all of the Company's bareboat charters for its container vessels and chemical tankers contain trading restrictions intended to obligate the charterer to comply with any sanctions or regulations imposed by the United States and the United Nations. In addition, the Company's time charter contracts for its container vessels and drybulk carriers contain trading restrictions intended to obligate the charterer to comply with any sanctions or regulations imposed by the United Nations, including restrictions applicable to, among other countries, Sudan and Syria.
The Company has been informed by its charterers that (i) one of its car carriers made a port call to Sudan during the period between April 1, 2014 and December 31, 2014 (ii) one of its car carriers made a port call to Sudan during the year ended December 31, 2015,  (iii) one of its car carriers made a port call to Sudan during the year ended December 31, 2016 and none of the car carriers made a port call to Sudan during the six months ended June 30, 2017. The car carriers were transporting, vehicles and vehicle parts.
	Nine months ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016
Port calls to Sudan	1	1	1
Total port calls for car carriers	110	158	157
Percentage of port calls for car carriers	0.9%	0.6%	0.6%

(iv) none of its car carriers made port calls to Syria during the years ended 2014, 2015, 2016 and six months ended June 30, 2017.
In relation to the Company's other vessels and drilling units, to the Company's knowledge, none of such vessels or drilling units have called on any ports or operated offshore, as applicable, in Sudan or Syria, during the years ended 2014, 2015, 2016 and six months ended June 30, 2017.
The gross operating revenue derived by the Company attributable to the voyages to Sudan during the last three fiscal years and the subsequent interim period to June 30, 2017 was $0.3 million (2016), $0.3 million (2015), $0.5 million (2014) and $0 (June 2017) respectively, accounting for approximately 0.1% (2016), 0.1% (2015), 0.1% (2014) and 0% (June 2017) respectively of the aggregate gross operating revenues earned by the Company. These gross operating revenue figures are determined by multiplying the daily time charter hire paid to the Company with respect to the relevant vessel, by the duration in days of the applicable voyage plus any profit share, as applicable.  The Company does not consider such amounts to be material, either quantitatively or qualitatively.

The Company has not had, and does not intend to have in the future, any agreements, commercial arrangements, or other contacts with the governments of, or entities controlled by the governments of Sudan, or Syria, and has not provided and does not intend to provide any goods or services, to the governments of, or entities controlled by the governments of, such countries. However, the Company is unable to verify if its charterers have any agreements, or intend to enter any agreements, with these governments or entities controlled by them.
2. Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.
As mentioned above, neither the Company nor its subsidiaries have entered into or have any future plans to enter into any contracts, agreements or other arrangements with the governments of Sudan, Syria or any entities controlled by the governments of these countries, including any entities organized in these countries, and as a result, the Company has not earned any revenues directly from these governments or entities controlled by these governments during the last three fiscal years or the subsequent interim period. In addition, the Company has not recorded any assets or liabilities directly from these governments or entities controlled by these governments in the same period.

The Company is engaged primarily in the ownership and chartering of vessels and offshore related assets, however, it does not control the routes or ports of call made by any of its vessels or the location of its drilling units' operation. The charterer directs, in the case of a vessel, such vessel's route, loading and discharge ports, the cargoes carried and in the case of a drilling unit, such unit's operation. The Company has no knowledge of the revenues, if any, earned by the charterer or what amounts, if any, the charterer paid to the Sudanese authorities during the period between April 1, 2014 and December 31, 2016 when the car carriers reportedly called at Sudanese ports.

Financial Statements
Note 11. Available-For-Sale Securities, page F-21
3. We note that in 2016 you have a significant unrealized loss related to your available for sale investments. Please explain to us, and revise to disclose the information you considered in determining that the impairment is not other than temporary, such as the nature of the investment, cause of impairment, number of investment positions in an unrealized loss position, and the severity and duration of the impairment. See guidance in ASC 320-10-50-6.

As shown in Note 11 to the Company's consolidated financial statements, the Company's investments are made up of corporate bonds with a total carrying value of $38.9 million (2015: $35.1 million) and shares with a carrying value of $79.6 million (2015: $164.5 million).
As also shown in Note 11, the net unrealized loss on available-for-sale securities included in other comprehensive income as at December 31, 2016, was $79.0 million (2015: net unrealized gain $14.4 million). $71.1 million of the unrealized loss relates to the Company's investment in shares and $7.9 million of the unrealized loss relates to our investments in corporate bonds.
$5.5 million of the corporate bond unrealized losses related to the Company's largest corporate bond investment which is in Golden Close Maritime Corp. Ltd. ("Golden Close"), a related party. At year end December 31, 2015, the investment was written down significantly to 55% of its face value. The price of the bond had decreased further at December 31, 2016 and the Company performed a detailed review and concluded that an "other-than-temporary" impairment had not occurred for the following reasons:
•
The Company was not considering selling the corporate bonds and had (and still has) the ability and willingness to hold onto the bonds until the price recovers. The Company considered whether it was more likely than not that it would be required to sell the security before the recovery to its amortized cost. The Company concluded that its cash and working capital requirements and its contractual and regulatory obligations did not indicate that the corporate bonds would be required to be sold before a forecasted recovery occurs.

•
The Company and a related party together owned approximately 53% of the bonds at December 31, 2016, effectively giving it (together with the related party) indirect control over the rig that secures the bonds. As such, in the event of a default, the bondholders could take ownership of the rig and sell it.  The minimum expected selling price for the rig securing the bonds as of December 31, 2016, was such that the Company's portion of that selling price was significantly higher than the Company's investment in the bonds and as such it concluded that the investment in the bonds was not be impaired.

All of the Company's unrealized losses on share investments at December 31, 2016, related to its investment in Frontline Ltd. ("Frontline"), a related party. At December 31, 2015, the Company had unrealised gains of $14.4 million in relation to this investment. The Company performed a detailed review at December 31, 2016, and concluded that an "other-than-temporary" impairment had not occurred for the following reasons:
•	Strength of the Investment:
o	Frontline is one of the leading companies in shipping and has proven its ability to be successful in both the high and low points of shipping cycles.
o
At the time of the assessment, Frontline's financial condition and the future market condition appeared to be strong and positive in the near term. In its third quarter 2016 press release, Frontline reported net income from continuing operations for the three months ended September 30, 2016 of $5.6 million and $99.0 million for the nine months ended September 30, 2016. Overall, Frontline reported a net income attributable to the company for the three months ended September 30, 2016 of $5.5 million and $98.7 million for the nine months ended September 30, 2016. In addition, Frontline had cash and cash equivalents of $124 million as at September 30, 2016.

o
Frontline has paid the Company $11.55 million in dividends over the year ended December 31, 2016, which was a 7.7% return on amortized cost. Furthermore, Frontline paid dividends every quarter throughout 2016 and Frontline's dividend for the fourth quarter (declared on February 28, 2017) of $0.15 per share was higher than its third quarter dividend of $0.10 per share (declared on November 29, 2016), indicating a stronger market.

•	Near Term Outlook:
o
As discussed above, shipping is cyclical in nature with earnings depending on charter rates which are correlated with the demand for oil.  The market was indicating an expectation of recovery in the near term with two of the larger and more respected industry analysts, Clarksons Research ("Clarksons")[1] and Fearnleys Consultants ("Fearnleys")[2] indicating a near term recovery (of well within three years), with Clarksons stating that they were expecting global oil demand to increase in 2017 and Fearnleys stating that they expect the next up-cycle in the [tanker] market to take place in 2018, and with "an earnings cycle that may last longer than the recent one". Morgan Stanley's shipping analysts were also expressing similar views[3].

o
During the time of the assessment, Frontline was trying to merge with a peer company, DHT Holdings Inc. ("DHT"). Many analysts, such as Fearnleys Shipping Team and analysts at Pareto Securities and Wells Fargo Securities agreed that the consolidation would have a positive effect on Frontline and its share price.

•	Ability of the Stock to Recover in the Near Term:
o
Frontline's share price was at $7.11 per share at December 31, 2016 compared with an amortized cost of $13.64 per share and was below amortized cost for a majority of the time during the year ended December 31, 2016. However, the volatility of Frontline's share price historically is very high at 73.36% and 74.90% for the three and five years, respectively, to December 31, 2016. Also, during the twelve-month period from January 1, 2016 to December 31, 2016, the maximum share price was $14.65 per share and the minimum was $6.85 per share and in the prior year period from January 1, 2015 to December 31, 2015, the maximum share price was $23.15 per share and the minimum was $11.10 per share. Therefore, the decline in share price was not considered to have occurred for a long period of time and given this volatility, the Company assessed that an upward turn and full recovery would not be unlikely in the near term.

1 Clarksons Research Oil & Tanker Trades Outlook Vol. 21 No.12 December 2016
2 AstrupFearnley Conference, January 2017
3 Morgan Stanley Maritime Industries Research Update December 5, 2016

o
Furthermore, this decline was generally consistent with that experienced by the tanker shipping sector during this period, which, in consideration of the generally high volatility in the tanker shipping sector, as a decline, was not deemed to be of a severity that recovery would be deemed atypical in the industry.

•	Ability and willingness of Ship Finance to hold onto the shares until recovery:
o	The Company was not considering selling the shares, since it had the ability and willingness to hold the shares until the price recovered.
o
The Company evaluated that it had sufficient working capital and that it would not need to sell any Frontline shares in the near term and fully intended to hold the shares until the share price recovered.

o	The Company has historically been able to raise capital and finance its projects.
o
The Company received the shares in June 2015 as partial compensation for agreeing to restructure leases for vessels it chartered to Frontline and the Company generally takes a long-term approach with stock investments, focusing on receiving income from investments rather than short term capital gains from trading the shares. The Company believes this is reflected in the fact that it has not sold any of the shares in Frontline it received in June 2015 and as a result has been able to realize a 7.7% dividend return in the 12 month period ended December 31, 2016.

There were no events subsequent to the balance sheet date and prior to release of the financial statements which supported an other-than-temporary impairment. In particular:
o
We were aware that Frontline would likely continue to be profitable as we had been observing tanker charter rates and expected that we would receive profit share in relation to agreements for our vessels chartered to Frontline. This was confirmed when they released their results with earnings per share of $0.16 in the first quarter of 2017 compared with earnings per share of $0.12 in the fourth quarter of 2016. In addition, Frontline maintained its dividends of $0.15 per share in in the first quarter of 2017.

o
There were no significant new events that occurred in the tanker market that would materially alter our expectations in terms of the timing of recovery. Also there was no change in the economic outlook from the OECD per their Interim Economic Outlook Report issued on March 7, 2017 which stated "Global GDP growth is projected to pick up modestly to around 3½% in 2018, from just under 3% in 2016, boosted by fiscal initiatives in the major economies. The forecast is broadly unchanged since November 2016."

o	Management had not sold nor made any decision to sell its shares in Frontline prior to the report release date as well as to date.
Proposed changes to our disclosure
The Company proposes to include disclosure similar to the following in future filings.  The following uses the numerical amounts from December 31, 2016, for illustrative purposes.
	Year ended December 31, 2016			Year ended December 31, 2015
	Amortised cost	Unrealized gains/(losses)	Fair value	Amortised cost	Unrealized gains/(losses)	Fair value

Corporate Bonds:
Golden Close Maritime corp. Ltd.	28,676	(5,495)	23,181	16,500	-	16,500
NorAm Drilling Ltd.	5,181	(246)	4,936	5,881	-	5,881
Oro Negro Drilling Pte. Ltd.	12,894	(2,105)	10,788	12,763	-	12,763
	46,751	(7,846)	38,905	35,144	-	35,144
Shares:
Frontline Ltd.	150,004	(71,794)	78,210	150,004	14,446	164,450
NorAm Drilling Ltd.	694	680	1,374	-	-	-
	150,698	(71,114)	79,584	150,004	14,446	164,450

Total	197,449	(78,960)	118,489	185,148	14,446	199,594

"The Company's investment in marketable securities consists of investments in shares and corporate bonds which mature in 2019. Available-for-sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income.
The investments in shares at December 31, 2016, consist of listed shares in Frontline with a carrying value of $78.2 million (2015: $164.5 million) (see Note 23: Related party transactions and Note 16: Investment in associated companies) and shares in NorAm Drilling Company AS, traded on the Norwegian Over the Counter market ("OTC"), with a carrying value of $1.4 million (2015: $0).
The investments in corporate bonds at December 31, 2016, consist of listed and unlisted corporate bonds with a total carrying value of $38.9 million (2015: $35.1 million). The Company recorded no impairment charge in respect of available-for-sale securities in the year ended December 31, 2016. In December 2015, the Company determined that the bonds were other-than-temporarily impaired and recorded an impairment charge of $20.6 million, reducing their amortized cost to fair value at December 31, 2015.
The net unrealized loss on available-for-sale securities included in other comprehensive income for the year ended December 31, 2016, was $79.0 million (2015: net unrealized gain $14.4 million). Of this amount, $71.1 million of the unrealized loss relates to our investment in Frontline shares and $7.9 million relates to our investments in corporate bonds.
In determining whether the Company has an other-than-temporary impairment in its investment in Frontline shares, it considered that the largest decline in Frontline's share price took place during the year ended December 31, 2016.  As the duration and severity of the decline was generally consistent with the overall tanker shipping sector and since the Company has the intent and the ability to hold the investment for a period sufficient to allow for recovery of cyclical declines in this shipping sector, it determined that the decline in the fair value of the Company's investment in Frontline did not result in an other-than-temporary impairment at December 31, 2016.

In determining whether the Company has an other-than temporary impairment in its investment in corporate bonds, in addition to the Company's intention and ability to hold the investments until the market recovers, the Company evaluated that the underlying security provided by the bonds are sufficient to ensure that the decline in fair value of these bonds during the year ended December 31, 2016, has not resulted in an other-than-temporary impairment.
*****
If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.
Sincerely,
/s/ Gary J. Wolfe
Gary J. Wolfe
cc:
Beverly A. Singleton
Claire Erlanger
Division of Corporate Finance
 Securities and Exchange Commission
Harald Gurvin
Chief Financial Officer
 Ship Finance Management AS